SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2013

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☑            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release issued by Videotron dated June 3, 2013

PRESS RELEASE	For immediate release

Videotron Ltd. Announces Notice of Redemption for

a Portion of its 9 1/8% Senior Notes due April 15, 2018

Montréal, June 3, 2013 – Videotron Ltd. (“Videotron”) today announced that it has issued a notice of redemption for US$380.0 million aggregate principal amount of its outstanding 9 1/8% Senior Notes due April 15, 2018 (CUSIP 92658T AM0) (the “Notes”). A notice of redemption (the “Redemption Notice”) pursuant to the terms of the indenture governing the Notes (the “Indenture”) is being distributed by Wells Fargo Bank, National Association, the trustee under the Indenture. The Redemption Notice issued today states that the redemption date is July 2, 2013 (the “Redemption Date”), and the redemption price is 104.563% of the principal amount of the Notes redeemed, plus accrued and unpaid interest to the Redemption Date.

Questions regarding this redemption should be directed to Wells Fargo Bank, National Association, by telephone at 1-800-344-5128 or by facsimile at (612) 667-6282.

This announcement does not constitute an offer to buy or the solicitation of an offer to sell securities in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws.

Videotron, a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, and Internet access, cable telephone and mobile telephone services. Videotron is a leader in new technologies with its illico interactive television service and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of March 31, 2013, Videotron was serving 1,849,200 cable television customers, including 1,500,300 subscribers Digital TV. Videotron is also the Québec leader in high-speed Internet access, with 1,397,300 subscribers to its cable service as of March 31, 2013. As of the same date, Videotron had 420,900 subscriber connections to its mobile telephone service and was providing cable telephone service to 1,274,000 Québec households and organizations. For the eighth consecutive year, Videotron was ranked as Québec’s most respected telecommunications company by Les Affaires magazine, based on a Léger Marketing survey.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to: general economic, financial or market conditions; the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission; new technologies that would change consumer behaviour toward our product suite; unanticipated higher capital spending required or to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy; labour disputes or strikes; changes in our ability to obtain services and equipment critical to our operations; changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures; our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt. We caution you that the above list of cautionary statements is not exhaustive. These and other factors could cause actual results to differ materially from our expectations expressed in the forward-looking statements included in this press release, and you are encouraged to read “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Videotron’s annual report on Form 20-F for the year ended December 31, 2012 for further details and descriptions of these and other factors. Each of these forward-looking statements speaks only as of the date of this press release. We will not update these statements unless applicable securities laws require us to do so.

For more information, please contact

Jean-Francois Pruneau

Senior Vice President and Chief Financial Officer

Quebecor Media Inc.

Telephone: 514 380-4144

For media only

Youann Blouin

Specialist, Media and Analysts

Corporate Communications

Telephone: 514 380-7069

Mobile: 438 491-0825

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

By:	/s/ Dominique Fortin
Dominique Fortin
Assistant Secretary

Date: June 5, 2013